Exhibit 1

TMC Names MTS a 2016 Communications Solutions Product of the Year Award Winner

TEM Suite Recognized for Exceptional Innovation

RA’ANANA, Israel / River Edge, NJ, USA – September 20, 2016 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Telecommunications Expense Management (TEM) and Enterprise Mobility Management (EMM) solutions, and video advertising solutions for online and mobile platforms, announced today that TMC, a global, integrated media company, has awarded MTS TEM Suite a 2016 Communications Solutions Products of the Year Award.

MTS TEM Suite is a fully integrated Communications Lifecycle Management solution that includes a TEM, EMM and Unified Communications & Collaboration Management (UCCM) cloud suite together with a flexible managed services offering. With MTS TEM Suite, companies of all sizes and industries can benefit from increased operational efficiency, corporate mobile security governance and policy compliance, significant communications cost reduction, and 360-degree visibility into their communications and IT environments.

“We are honored to have our TEM Suite solution recognized by TMC with a Communications Solutions Product of the Year Award,” said John Venditti, VP of Marketing at MTS. “Being recognized as an industry innovator for the third year in a row validates our continued commitment to provide our customers and partners with a true communication lifecycle management solution that supports advanced TEM, EMM and UCCM capabilities; all from an intuitive user-interface and actionable analytics.”

TEM Suite’s modular design and flexible managed services offering allows companies to outsource their entire Communication Lifecycle, or only outsource selective processes depending on each company’s unique business needs. This flexible lifecycle approach provides professionals at every level of the organization with rapid access to concise, actionable data and business intelligence.

“Congratulations to MTS for being honored with a Communications Solutions Product of the Year Award,” said Rich Tehrani, CEO, TMC. “TEM Suite is truly an innovative product and is amongst the best solutions brought to market in the past twelve months that facilitates business-transforming voice, data and video communications. I look forward to continued excellence from MTS in 2017 and beyond.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and billing solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary creates highly sophisticated video advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels.

For more information, please visit the MTS web site: www.mtsint.com.

About TMC
TMC is a global, integrated media company that supports clients’ goals by building communities in print, online, and face to face. TMC publishes multiple magazines including Cloud Computing, IoT Evolution, Customer, and Internet Telephony. TMCnet is the leading source of news and articles for the communications and technology industries, and is read by as many as one million unique visitors monthly. TMC produces a variety of trade events, including ITEXPO, the world’s leading business technology event, as well as industry events: Asterisk World; AstriCon; ChannelVision (CVx) Expo; DevCon5 - HTML5 & Mobile App Developer Conference; IoT Evolution Conference & Expo; IoT Evolution Developers Conference; MSP Expo; Real Time Web Communications and more.

For more information about TMC, visit www.tmcnet.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contacts

MTS Contact:

John Venditti

Vice President, Marketing

201-421-2263

john.venditti@mtsint.com

TMC Contact:
Stephanie Thompson
Manager
203-852-6800, ext. 139
sthompson@tmcnet.com

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